                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                               (AMENDMENT NO. 7)*

                          LIBERTY LIVEWIRE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    530709104
--------------------------------------------------------------------------------
                                 (CUSIP Numbers)


                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                            Englewood, Colorado 80112
                                 (720) 875-5400

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

      November 2, 2000, July 26, 2001, August 10, 2001, September 6, 2001,
             January 8, 2002, February 12, 2002, and April 12, 2002
--------------------------------------------------------------------------------
             (Date of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

CUSIP NO. 530709104

============= ==================================================================
              NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     1        LIBERTY MEDIA CORPORATION
              84-1288730
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)
              (b)      [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------- --------- ------------------------------------------
     NUMBER OF SHARES          7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY               9,282,557 (1)
  EACH REPORTING PERSON
--------------------------- --------- ------------------------------------------
                               8      SHARED VOTING POWER
                                      46,654,866 (1)
--------------------------- --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      9,282,557 (1)
--------------------------- --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      46,654,866 (1)
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              55,937,423 (1)
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES / /
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              91.38% (1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

(1) Liberty Media Corporation ("Liberty") beneficially owns 55,891,823 shares of the Issuer's Class B Common Stock (as defined herein) and 45,600 shares of the Issuer's Class A Common Stock (as defined herein). Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 55,891,823 shares of the Issuer's Class B Common Stock beneficially owned by Liberty include 20,619,174 shares issuable to Liberty and its subsidiaries upon conversion of certain convertible notes owned by Liberty and its subsidiaries, as described in the Statement (as defined herein), and 35,272,649 shares owned by Liberty and its subsidiaries, and represent 100% of the outstanding shares of the Issuer's Class B Common Stock, as of April 1, 2002. The 45,600 shares of the Issuer's Class A Common Stock beneficially owned by Liberty and its subsidiary represent less than 1% of the outstanding shares of the Issuer's Class A Common Stock, as of April 1, 2002. The shares of Class A and Class B Common Stock beneficially owned by Liberty and its subsidiaries represent approximately 91.38% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 99.07% of the total voting power of the Issuer's Class A and Class B Common Stock.

CUSIP NO. 530709104

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              LIBERTY LWR, INC.
              84-1564779
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)
              (b)      [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e) / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------- --------- ------------------------------------------
     NUMBER OF SHARES          7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY               0
  EACH REPORTING PERSON
--------------------------- --------- ------------------------------------------
                               8      SHARED VOTING POWER
                                      46,654,866 (1)
--------------------------- --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
--------------------------- --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      46,654,866 (1)
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              46,654,866 (1)
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES / /
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              76.22% (1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

(1) Liberty LWR, Inc. ("LWR") beneficially owns 46,609,266 shares of the Issuer's Class B Common Stock and 45,600 shares of the Issuer's Class A Common Stock. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 46,609,266 shares of the Issuer's Class B Common Stock beneficially owned by LWR include 12,500,000 shares issuable to LWR and its subsidiary upon conversion of certain convertible notes owned by LWR and its subsidiary, as described in the Statement, and 34,109,266 shares owned by LWR and its subsidiary, and represent 83.39% of the outstanding shares of the Issuer's Class B Common Stock, as of April 1, 2002. The 45,600 shares of the Issuer's Class A Common Stock beneficially owned by LWR represent less than 1% of the outstanding shares of the Issuer's

Class A Common Stock, as of April 1, 2002. The shares of Class A and Class B Common Stock beneficially owned by LWR and its subsidiary represent approximately 76.22% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 82.61% of the total voting power of the Issuer's Class A and Class B Common Stock.

CUSIP NO. 530709104

============= ==================================================================
     1        NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              LIBERTY LIVEWIRE HOLDINGS, INC.
              84-1597675
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)
              (b)      [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e) / /
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
--------------------------- --------- ------------------------------------------
     NUMBER OF SHARES          7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY               0
  EACH REPORTING PERSON
--------------------------- --------- ------------------------------------------
                               8      SHARED VOTING POWER
                                      6,931,289 (1)
--------------------------- --------- ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
--------------------------- --------- ------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                      6,931,289 (1)
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              6,931,289 (1)
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES / /
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.32% (1)
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

(1) Liberty Livewire Holdings, Inc. ("Holdings") beneficially owns 6,931,289 shares of the Issuer's Class B Common Stock and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock. The 6,931,289 shares of the Issuer's Class B Common Stock beneficially owned by Holdings include 4,100,000 shares issuable to Holdings upon conversion of certain convertible notes owned by Holdings, as described in the Statement, and 2,831,289 shares owned by Holdings, and represent 12.40% of the outstanding shares of the Issuer's Class B Common Stock, as of April 1, 2002; these shares also represent approximately 11.32% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 12.28% of the total voting power of the Issuer's Class A and Class B Common Stock.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 7)

                                  STATEMENT OF
                           LIBERTY MEDIA CORPORATION,
                               LIBERTY LWR, INC.,
                                       AND
                         LIBERTY LIVEWIRE HOLDINGS, INC.

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                          LIBERTY LIVEWIRE CORPORATION
                   (FORMERLY KNOWN AS THE TODD-AO CORPORATION)


         Liberty Media Corporation, a Delaware corporation ("Liberty"), Liberty LWR, Inc., a Delaware corporation ("LWR"), and Liberty Livewire Holdings, Inc., a Delaware corporation ("Holdings" and together with Liberty and LWR, the "Reporting Persons"), hereby amend and supplement the Statement on Schedule 13D as originally filed by Liberty on January 20, 2000 (the "Original Filing") and amended by Statements on Schedule 13D/A filed by Liberty on January 20, 2000, June 7, 2000, July 26, 2000, August 3, 2000, October 31, 2000, and March 13,
2001 (as so amended, the "Statement"), with respect to the Class A Common Stock, par value $.01 per share, of Liberty Livewire Corporation, a Delaware corporation. LWR is a wholly-owned direct subsidiary of Liberty, and Holdings is a majority-owned direct subsidiary of LWR and indirect majority-owned subsidiary of Liberty. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby supplemented and amended to include the following information:

         The Reporting Persons are Liberty Media Corporation, a Delaware corporation, Liberty LWR, Inc., a Delaware corporation, and Liberty Livewire Holdings, Inc., a Delaware corporation, all with a principal business address of 12300 Liberty Boulevard, Englewood, Colorado 80112.

         On August 10, 2001, AT&T Corp., the former parent corporation of Liberty ("AT&T"), redeemed each outstanding share of AT&T Class A Liberty Media Group common stock and AT&T Class B Liberty Media Group common stock in exchange for one share of a corresponding series of common stock of Liberty. Prior to such redemption, the Liberty Media

Group Common Stock was a tracking stock of AT&T intended to reflect the economic performance of the businesses and assets attributed to AT&T's Liberty Media Group. Upon the redemption, Liberty became the holder of all of the businesses and assets formerly attributed to AT&T's Liberty Media Group. As a result of the redemption, Liberty became an independent, publicly traded company and, accordingly, AT&T no longer controls Liberty and has ceased to be a reporting person hereunder.

         Schedule 1 attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty:
(i) name and residence or business address, (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.
Schedule 1 attached hereto is incorporated herein by reference and amends and restates Schedule 1 to the Statement.

         The prior Schedule 2 to the Statement is hereby deleted in its entirety and is replaced by the Schedule 2 attached hereto which contains the following information concerning each director, executive officer and controlling person of LWR and Holdings: (i) name and residence or business address, (ii) principal occupation or employment; (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship. Schedule 2 attached hereto is incorporated herein by reference.

         During the last five years, neither the Reporting Persons nor any of the persons named on Schedule 1 and Schedule 2 (the "Schedule Persons") (to the knowledge of the Reporting Persons) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor any of the Schedule Persons (to the knowledge of the Reporting Persons) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby supplemented and amended to include the following information:

         The source of funds for all loans by the Reporting Persons under the Credit Agreement (as defined herein) has been (and for any future advances is expected to be) the general working capital of such Reporting Persons. The amount of such funds is $206,191,736.

         The source of funds for the private-party purchase of the Issuer's Class A Common Stock by LWR was LWR's general working capital. The amount of such funds is $294,065.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented and amended to include the following information:

(a) and (b)       The Reporting Persons' interest in the securities of the
                  Issuer has changed since March 13, 2001, the date Liberty last filed an amendment to the Original Filing, due to (i) advances under the Credit Agreement and interest payments thereunder, (ii) the reissuance of shares to reflect the assignment of participation interests in certain convertible promissory notes issued under the Credit Agreement from Liberty to LWR, and from LWR to Holdings, and (iii) a private-party purchase by LWR of 45,600 shares of Class A
                  Common Stock of the Issuer. The information regarding the Reporting Persons' total interest in the securities of the Issuer set forth on the cover pages of this Statement is incorporated into this item by reference.

(c)               AMENDED AND RESTATED CREDIT AGREEMENT

                  On June 10, 2000, Liberty and the Issuer entered into a convertible debt facility agreement (the "Original Credit Agreement") providing for a commitment by Liberty to lend up to $125 million to Livewire for certain mergers and acquisitions.

                  In connection with Liberty's acquisition of 100% of the outstanding capital stock of Video Services Corporation on December 22, 2000, and Liberty's subsequent contribution of Video Services Corporation to the Issuer (the "VSC Acquisition"), Liberty and the Issuer entered into the First Amended and Restated Credit Agreement, dated as of December 22, 2000 (the "Credit Agreement"), which, among other things, increased the aggregate amount of the convertible debt facility available under the Original Credit Agreement.

                  On January 26, 2001, the Issuer executed and delivered to Liberty a convertible promissory note, dated December 22, 2000 (the "First Convertible Note"), evidencing loans by Liberty to the Issuer under the Credit Agreement in connection with the VSC Acquisition in the aggregate original principal amount of $92,453,571.

                  On February 1, 2001, the Issuer issued to Liberty a convertible promissory note under the Credit Agreement (the "Second Convertible Note"), in the aggregate principal amount of $82,000,000.

                  On September 6, 2001, the Issuer issued to Liberty a convertible promissory note under the Credit Agreement (the "Third Convertible Note" and, together with the First Convertible Note and Second Convertible Note, the "Convertible Notes"), in the aggregate principal amount of $31,738,165. Accordingly, the total amount of convertible debt outstanding under the Credit Agreement pusuant to the Convertible Notes is $206,191,736. A copy of the Third Convertible Note is attached as Exhibit 7(e) hereto and is incorporated herein by reference. The Issuer used the proceeds of the Third Convertible Note in connection with its acquisition of a 99% ownership interest in Livewire Network Services, LLC from Ascent Entertainment Group, Inc., a consolidated subsidiary of Liberty.

                  The Convertible Notes are convertible into shares of the Issuer's Class B Common Stock at a conversion price of $10.00 per share. The First Convertible Note is convertible into an aggregate of 9,245,357 shares of the Issuer's Class B Common Stock, the Second Convertible Note is convertible into an aggregate of 8,200,000 shares of the Issuer's Class B Common Stock and the Third Convertible Note is convertible into an aggregate of 3,173,817 shares of the Issuer's Class B Common Stock.

                  Pursuant to the terms of the Credit Agreement, the Reporting Persons have received the following interest payments from the Issuer in shares of the Issuer's Class B Common Stock:


      Date of Interest Payment            Interest Payee       Number of Shares of      Interest Payment for
      ------------------------            --------------       Class B Common Stock         Period Ended
                                                               --------------------         ------------
February 12, 2002                              LWR                     28,182             December 31, 2000
February 12, 2002                              LWR                     537,980            March 31, 2001
February 12, 2002                            Liberty                   118,414            March 31, 2001
February 12, 2002                              LWR                     482,278            June 30, 2001
February 12, 2002                            Liberty                   190,803            June 30, 2001
February 12, 2002                              LWR                     345,381            September 30, 2001
February 12, 2002                            Liberty                   205,173            September 30, 2001
February 12, 2002                            Holdings                  103,563            September 30, 2001
February 12, 2002                              LWR                     313,216            December 31, 2001
February 12, 2002                            Liberty                   302,745            December 31, 2001
February 12, 2002                            Holdings                  152,879            December 31, 2001
April 12, 2002                                 LWR                     358,224            March 31, 2002
April 12, 2002                               Liberty                   346,248            March 31, 2002
April 12, 2002                               Holdings                  174,847            March 31, 2002


                  In the aggregate, the Reporting Persons have received 3,659,933 shares of the Issuer's Class B Common Stock in payment of interest pursuant to the Credit Agreement. Of those shares of Class B Common Stock, 1,163,383 shares are owned by Liberty, 2,065,261 shares are owned by LWR, and 431,289 shares are owned by Holdings.

                  PRIVATE PARTY PURCHASE

                  On January 8, 2002, LWR acquired 45,600 shares of the Issuer's Class A Common Stock in a private-party purchase for $6.4488 per share.

                  AMENDED STOCK OPTION FULFILLMENT AGREEMENT

                  In February 2001, Liberty and the Issuer entered into an Amended and Restated Stock Option Fulfillment Agreement (the "Amended Stock Option Fulfillment Agreement"), which is dated as of June 10, 2000 (the date of the previously reported Stock Option Fulfillment Agreement, which it amends and restates in its entirety). The Amended Stock Option Fulfillment Agreement amended the Stock Option Fulfillment Agreement by reducing the amount required to be paid by Liberty to the Issuer under that agreement in connection with the exercise of outstanding Rollover Options (as defined therein) by the amounts received by the Issuer in payment of the exercise prices of such Rollover Options, and reducing correspondingly the number of shares of the Issuer's Class B Common Stock issuable to Liberty in exchange for such funding. As reported in Amendment No. 6 to the Statement, pursuant to the Amended Stock Option Fulfillment Agreement, the Issuer issued 296,039 shares of the Issuer's Class B Common Stock to Liberty on February 23, 2001 in consideration of the receipt from the Reporting Person of $5,093,077.97 pursuant to the Amended Stock Option Fulfillment Agreement. Pursuant to the LWR Contribution Agreement, the 296,039 shares of Class B Common Stock reported in Amendment No. 6 to the Statement as issued to Liberty pursuant to the Amended Stock Option Fulfillment Agreement were reissued to LWR.

         The following chart summarizes the changes in the Reporting Persons' beneficial ownership of the Issuer's Class A and Class B Common Stock since the date of the last amendment to the Original Filing:


==================================================================================================================================
                            Liberty                   LWR                      Holdings                  Total
                            -------                   ---                      --------                  -----

----------------------------------------------------------------------------------------------------------------------------------
Amount of Class B Common
Stock Reported as
Beneficially Owned on                                                                                    49,058,073
Amendment No. 6 to the
Statement


Shares of Class B Common
Stock Issuable Pursuant
to Third Convertible Note   3,173,817                                                                    3,173,817


Interest Payments in
Shares of Class B Common
Stock Pursuant to Credit    1,163,383                 2,065,261                431,289                   3,659,933
Agreement


Private Party Purchase of                             45,600                                             45,600
                                                                                                         ------
==================================================================================================================================

==================================================================================================================================
Class A Common Stock



Total Shares Currently
Beneficially Owned by
Reporting Persons                                                                                        55,937,423


==================================================================================================================================


         The following chart summarizes the current beneficial ownership of the Issuer's equity securities by each of the Reporting Persons as of the date of this Statement:


====================================================================================================================
   REPORTING          Shares of Class A      Shares of Class B      Shares of Class B Common             TOTAL
    Person               Common Stock           Common Stock          Stock Issuable Upon                -----
    ------               ------------              Owned              Conversion of Notes
                                                   -----              -------------------
-------------------- -------------------- ------------------------ ------------------------------ ------------------
Liberty                     45,600               35,272,649               20,619,174                     55,937,423

LWR                         45,600               34,109,266               12,500,000                     46,654,866

Holdings                                         2,831,289                4,100,000                      6,931,289
=====================================================================================================================

The shares listed above as beneficially owned by Liberty include the shares listed above as beneficially owned by LWR, and the shares listed above as beneficially owned by LWR include the shares listed above as beneficially owned by Holdings.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented and amended to include the following information:

CONTRIBUTION AGREEMENTS

         Pursuant to a contribution agreement (the "LWR Contribution Agreement") between Liberty and LWR dated as of November 2, 2000, Liberty contributed to
LWR: (1) 31,635,682 shares of the Issuer's Class B Common Stock, (2) all of Liberty's rights and obligations under the Original Credit Agreement, and (3) an agreement to fund certain subordinated convertible loans to be made under the Original Credit Agreement. In exchange for its contributions to LWR, Liberty received 81,502 shares of LWR's preferred stock, par value $.01 per share, and 10,000 shares of LWR's common stock, par value $.01 per share, at the time of such contribution.

         Pursuant to a participation agreement dated as of December 22, 2000, the rights and obligations under the Original Credit Agreement that were transferred to LWR pursuant to the LWR Contribution Agreement were transferred back to Liberty in exchange for the grant of a $125.0 million participation interest in the Credit Agreement.

         Pursuant to a contribution agreement dated July 26, 2001 (the "Holdings Contribution Agreement"), LWR contributed 2,400,000 shares of the Issuer's Class B Common Stock to Holdings and assigned $41.0 million of LWR's $125.0 million participation interest in the Credit

Agreement to Holdings. In exchange for its contribution to Holdings, LWR received 6,833.33 shares of Holdings' preferred stock, par value $.01 per share, and 10,000 shares of Holdings' common stock, par value $.01 per share.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         7(e)              Promissory Note, dated September 6, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 6, 2002



                                 LIBERTY MEDIA CORPORATION

                                 By:           /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                               Name: Elizabeth M. Markowski
                                               Title: Senior Vice President


                                 LIBERTY LWR, INC.

                                 By:           /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                               Name: Elizabeth M. Markowski
                                               Title: Senior Vice President


                                 LIBERTY LIVEWIRE HOLDINGS, INC.

                                 By:           /s/ Elizabeth M. Markowski
                                               ---------------------------------
                                               Name: Elizabeth M. Markowski
                                               Title: Senior Vice President

SCHEDULE 1 OF THE STATEMENT IS HEREBY AMENDED TO READ IN ITS ENTIRETY AS
FOLLOWS:

                                   SCHEDULE 1

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. The principal business of Liberty Media Corporation is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal businesses of the other entities listed below are as so listed. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name and Business Address         Principal Occupation and Principal Business (if applicable)
-------------------------         -----------------------------------------------------------
(if applicable)
---------------
John C. Malone                       Chairman of the Board and Director of Liberty

Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty

Donne F. Fisher                      Director of Liberty; President of Fisher Capital Partners, Ltd., a venture
9781 Meridian Blvd., #200            capital partnership
Englewood, Colorado 80112

Paul A. Gould                        Director of Liberty; Managing Director of Allen & Company Incorporated, an
711 5th Avenue, 8th Floor            investment banking services company
New York, New York 10022

Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty

Jerome H. Kern                       Director of Liberty; Consultant, Kern Consulting LLC, a consulting company
4600 S. Syracuse St.
Denver, Colorado 80237

Larry E. Romrell                     Director of Liberty

David J.A. Flowers                   Senior Vice President and Treasurer of Liberty

Elizabeth M. Markowski               Senior Vice President of Liberty

Albert E. Rosenthaler                Senior Vice President of Liberty

Christopher W. Shean                 Senior Vice President and Controller of Liberty

Charles Y. Tanabe                    Senior Vice President, General Counsel and Secretary of Liberty

                                   SCHEDULE 2

                       DIRECTORS AND EXECUTIVE OFFICERS OF

              LIBERTY LWR, INC. AND LIBERTY LIVEWIRE HOLDINGS, INC.

         The name and present principal occupation of each director and executive officer of Liberty LWR, Inc. ("LWR") and Liberty Livewire Holdings, Inc. ("Holdings") are set forth below. The principal business of Liberty Media Corporation is the ownership of interests in a broad range of video programming, broadband distribution, interactive technology services and communications businesses in the United States, Europe, South America and Asia. The principal business of LWR and Holdings is the ownership of their respective interest in Liberty Livewire Corporation. The business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Persons, all executive officers and directors listed on this Schedule 2 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.


Name                                 Principal Occupation
----                                 --------------------
John C. Malone                       Chairman of the Board and Director of Liberty, LWR and Holdings

Robert R. Bennett                    President, Chief Executive Officer and Director of Liberty, LWR and Holdings

Gary S. Howard                       Executive Vice President, Chief Operating Officer and Director of Liberty, LWR
                                     and Holdings

William R. Fitzgerald                Senior Vice President of Liberty, LWR and Holdings

David J.A. Flowers                   Senior Vice President and Treasurer of Liberty, LWR and Holdings

David B. Koff                        Senior Vice President of Liberty, LWR and Holdings

Elizabeth M. Markowski               Senior Vice President of Liberty, LWR and Holdings

Albert E. Rosenthaler                Senior Vice President of Liberty, LWR and Holdings

Christopher W. Shean                 Senior Vice President and Controller of Liberty, LWR and Holdings

Charles Y. Tanabe                    Senior Vice President, General Counsel and Secretary of Liberty, LWR and
                                     Holdings